

Mailstop 3233

February 12, 2018

<u>Via E-mail</u>
Mr. Anthony Krug
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3, 210 Hudson Street, Suite 400
Jersey City, NJ 07311

> **Re:** **Mack-Cali Realty Corporation**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-13274 (Corp.)**
> **File No. 333-57103 (L.P.)**

Dear Mr. Krug:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities